SEPARATION AGREEMENT
     This Separation Agreement (the “Agreement”) is made as of the 28th day of August, 2008, between Virtusa Corporation (the “Company”) and Mr. Danford F. Smith (“Executive”).
     In consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
     1.      Resignation. Effective September 30, 2008 (the “Resignation Date”), Executive resigns from his positions as the Company’s President, Chief Operating Officer, member of the Company’s Board of Directors, and any other positions he holds with the Company. If so requested by the Company, Executive shall sign any document reasonably requested by the Company to confirm any such resignations. Company and Executive agree, however, that the resignation shall be deemed a Terminating Event without Cause under Section 3(a) of the Executive Agreement dated as of April 5, 2007 by and between the Company and Executive (“Executive Agreement”). This Separation Agreement constitutes and satisfies the Notice of Termination and other applicable notice provisions in Section 8 of the Executive Agreement. Capitalized terms used herein but not defined herein shall have the meaning set forth in the Executive Agreement.
     2.      Final Payments and Benefits Information. Regardless of whether Executive enters into this Agreement, the following terms and conditions shall apply:
               (a)      On September 30, 2008, the Company shall pay Executive for all salary earned but not yet paid through the Resignation Date.
               (b)      Executive acknowledges that, consistent with Company policy, Executive has accrued eighty (80) hours of unused vacation days as of the Resignation Date. On the Resignation Date, Executive will be eligible for payment for such unused, accrued vacation days. Company shall make this payment within three (3) business days from the Resignation Date promptly
               (c)      The Company shall provide Executive with the right to continue group medical and dental insurance coverage after the Resignation Date, under 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”). Unless Executive enters into and does not revoke this Agreement and the Release, the premiums for COBRA continuation shall be payable by Executive. If Executive enters into and does not revoke this Agreement and the Release, then his COBRA continuation rights shall be as further described in paragraph 3(b) of this Agreement.
               (d)      Consistent with the terms of the stock option agreements between Executive and the Company, all outstanding options that Executive holds as of the Resignation Date shall cease vesting as of the Resignation Date. In accordance with the Executive’s stock option agreement with the Company, except as otherwise modified by this Agreement per the terms hereunder, Executive must exercise any vested options within a limited amount of time from the Resignation Date as set forth in the option agreement, and all unvested options shall expire as of the Resignation Date.
               (e)      Except as otherwise provided herein, Executive’s eligibility to participate in any other employee benefit plans and programs of the Company ceases on or after the Resignation Date in accordance with applicable benefit plan or program terms.
     3.      Employment Agreement – Termination Benefits. In consideration for Executive’s execution and delivery (without revocation during any applicable revocation period) of a release of claims in the form of Exhibit A hereto (the “Release”) within 10 business days after the Resignation Date, the Company agrees to provide Executive with the following termination benefits (the “Termination Benefits”). Those Termination Benefits consist of:
               (a)      A lump sum payment equal to 12 months annual base salary (at the rate in effect on the Resignation Date pursuant to Section 4(b(i) of the Executive Agreement). Subject to Section 4 hereunder, such amount is equal to two hundred and fifty thousand dollars ($250,000.00) (the “Cash Severance Benefit”). Such amount shall be paid in one lump sum no later than October 30, 2008;
               (b)      Continuation of group health plan benefits to the extent authorized by and consistent with COBRA, with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and Executive as in effect on the Resignation Date, until 12 months after the Resignation Date. Notwithstanding the foregoing, nothing in this Section 3 shall be construed to affect Executive’s right to receive COBRA continuation entirely at Executive’s own cost to the extent that Executive may continue to be entitled to COBRA continuation after Executive’s right to cost sharing under this Section 3(b) ceases; and
               (c)      Subject to the terms of Section 4(b)(i) of the Executive Agreement, provided that the Company achieves its corporate performance targets for the fiscal year ending March 31, 2009 as applied to all executives of the Company, Executive shall be eligible to be paid a pro-rated (i.e., based on the Resignation Date) portion of the Executive’s targeted annual bonus for the fiscal year ending March 31, 2009. If such bonus is earned under the terms of the executive bonus plan, subject to the terms of Section 4(b)(i) of the Executive Agreement, the Company would pay the bonus within 3 days following the date on which the annual bonus is payable to the other executives of the Company. For the avoidance of doubt if no bonus, or a reduced bonus, is payable to the executives of the Company, no bonus or a reduced bonus (pro-rated) would be payable to the Executive hereunder.
     4.      Election to Modify Option Agreement. In addition, in consideration for, and conditional on Executive’s execution and delivery (without revocation during any applicable revocation period) of a release of claims in the form of Exhibit A hereto (the “Release”) within 10 business days after the Resignation Date, the Company will agree to amend Executive’s non-qualified option agreement dated as of September 22, 2004, by and between the Company and the Executive, as amended by the Amendment to the Non-Qualified Option Agreement dated as of December 1, 2005 by and between the Company and the Executive (the “Option Agreement”) as follows:
     Provided that as an additional condition to Company’s obligation to modify and amend such Option:
     (i) Executive shall notify the Company in writing any time after September 23, 2008 and on or before September 25, 2008 that Executive may seek to have his Option Agreement amended, stating the number of option shares for which Executive seeks an extension of the current exercise period, in no fewer than 3 month increments, but in no event will any modification add more than 9 months from the current exercise period (“Notice Election”) in Executive’s Option Agreement. As way of example only, Executive could request that the exercise period for 200,000 shares be extended 3 months, an additional 250,000 shares extended 6 months and the remaining shares be extended an additional 9 months from the current exercise period.
     (ii) Upon receipt of the Notice Election by Executive, Company shall notify Executive of the estimated 123(R) expense that Company will incur as a result of the option modification as set forth in the Notice Election no later than September 26, 2008 (this is only an estimate as the actual expense can only be calculated and known at close of business on September 29, 2008);
     (iii) While under no obligation, if Executive seeks to exercise the Option Modification Election, Executive shall notify Company in writing no later than September 29, 2008 that Executive seeks such amendment to his Option Agreement as contained in the Notice Election (“Option Modification Election”); and
     (iv) Executive’s Severance Cash Benefit shall be reduced, dollar for dollar by the amount of 123(R) expense that the Company incurs as a result of the modification of such Option Agreement under the Notice Election (“Reduced Severance Cash Benefit”). Company agrees that no later than September 15, 2008, Company shall provide Executive with an estimate, in writing, of the approximate amount of this reduction as described above in section (i) of this Paragraph. It is expressly recognized that this written estimate shall be only an estimate and that the actual amount of said reduction in Executive’s Reduced Cash Severance Benefit shall be based on the actual value of Company’s stock, on the effective date of the amendment of the Option Agreement.
If Executive elects to have his Option Agreement modified as per the terms above, and upon satisfaction in full of the conditions set forth in this Agreement, including this Section 4, the Option Agreement shall be deemed amended as set forth above, in which case the Executive shall be paid, and Company shall only be obligated to pay, the Reduced Severance Cash Benefit.
Notwithstanding the foregoing, if Executive does not execute and deliver the Release as set forth herein (or if Executive revokes such Release) or otherwise materially breaches the terms of this Agreement, then the amendment to the Option Agreement shall be deemed null and void and of no further force or effect.
For the avoidance of doubt, Executive’s Option Modification Election shall expire, if unexercised by Executive under the terms herein by September 29, 2008.

     5. Continuing Obligations.  (a) Executive’s post-separation obligations under the Executive Agreement and his Employee Non-Competition, Non-Disclosure, Non-Solicitation and Developments Agreement (the “Employee Agreement”), including, without limitation, the confidentiality, return of property, noncompetition and non-solicitation, and cooperation provisions set forth therein, shall remain in full force and effect following the Resignation Date. Company and Executive hereby amend Paragraph 9(b) of Executive’s previously executed Employment Agreement as follows:
During my employment and for a period of one (1) year after termination of my employment (for any reason whatsoever), I agree that I will not, whether alone or as a partner, officer, director, consultant, agent, employee, or stockholder of any company or other commercial enterprise, engage in any business or accept employment with any Competitor (as defined below) of the Company. The foregoing restriction shall not apply to ownership by me of less than three percent (3%) of the equity securities of any publicly-traded company. I recognize and agree that the enforcement of this Agreement is necessary to ensure the preservation, protection and continuity of the confidential business information, trade secrets and goodwill of the Company. I agree that, due to the proprietary nature of the Company’s business, the restrictions set forth in this Section 9(b) of this Agreement are reasonable as to duration and scope. For purposes of this Agreement, “Competitor” shall mean any company or division of a company whose principal business is the providing of global engineering and information technology services using an off-shore model where at least a majority of the company’s employees are located in non-US locations (i.e., India, Sri Lanka, China etc). By way of example only, and not as a limitation to the foregoing, companies like Infosys Technologies Limited, Cognizant Technology Solutions Corporation, Wipro Ltd., Satyam Computer Services Ltd., Kanbay International, Inc., Tata Consultancy Services and HCL Technologies would be deemed a Competitor under this Agreement.
     5      Pursuant to Section 23 of the Executive Agreement, if Executive violates any non-competition, inventions and/or non-disclosure obligations his Employee Agreement or fails to comply with Executive’s obligation to return all property, equipment, confidential information and documentation of the Company, Executive shall forfeit all rights to the Termination Benefits described in Section 3 (and 4, if applicable) of this Agreement.
(b) Executive confirms and represents to the Company that Executive has returned to the Company as of or prior to the Resignation Date (or destroyed if intangible property, and retained no archive copies), all Company property, whether tangible or intangible, in your possession or control, including, without limitation, computer equipment, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software), any of Executive’s work product while at the Company, any and all templates and “Company Documentation” (as defined below) containing information concerning the Company, its business or its business relationships, all originals and copies of customer files, and all originals and copies of all proprietary or confidential information and trade secrets of the Company.
“Company Documentation” shall mean all notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, pricing, marketing materials, documentation or other materials of any nature and in any form, whether written, printed, or in digital format or otherwise, relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs.
(c) Executive also confirms and certifies to the Company that as of the Resignation Date, Executive has deleted and finally purged any original or duplicates of files or documents that may contain Company information or any proprietary or confidential information, including without limitation, all Company Documentation, from any computer or other device that remains Executive’s property after the Resignation Date. In the event that Executive or Company discovers that Executive continues to retain any such property, Executive shall return it to the Company immediately or destroy such property and certify to the Company of its destruction.
(d) Executive and Company agree that neither Executive, nor the Company will make disparaging remarks about each other, or refer negatively to Executive’s association with the Company, its affiliates, officers, directors, trustees, employees or any other Releasee. Executive and Company each further agree not to take any actions or conduct themselves in any way that would reasonably be expected to affect adversely the reputation or goodwill of the Executive or Company or any of its affiliates or any of its current or former officers, directors, shareholders, employees or agents.
     6.       Section 409A. The Company has determined that Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code (the “Code”). Notwithstanding such status, the Company agrees to treat the payment of the Cash Severance Benefit (whether under Section 3(a) herein or the reduced Cash Severance Benefit under Section 4 herein, as separation pay that meets the conditions of Section 1.409A-1(b)(9)(iii) of the Treasury Regulations and therefore as exempt from the requirements of Section 409A of the Code, and to report such payment to the Executive and to the Internal Revenue Service (“IRS”) and to withhold taxes on such payment consistently with it being exempt from Section 409A; provided that if prior to the deadline for the Company to issue Executive’s 2008 Form W-2 to Executive, the Company reasonably and in good faith determines that such payment is subject to Section 409A, the Company shall have the right to report the payment in such manner as the Company reasonably determines is required and other rules applicable to it pursuant to Section 409A of the Code and regulations thereunder.
     7.      Taxation of Payments and Benefits. The Company shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Except to the extent otherwise specified, nothing in this Agreement shall be construed to require the Company to make any payments to compensate Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.
     8.      Indemnification. Executive shall continue to have the right to be indemnified to the maximum extent permitted by the certificate of incorporation and/or by-laws of the Company in effect with respect to liability arising out of his services as an officer and director of the Company, and under the Company’s Directors & Officers Liability insurance policy.

     9.      Integration. This Agreement and the Executive Agreement (as modified hereby) constitute the entire agreement between the parties and supersede all prior agreements between the parties. Executive acknowledges that this Agreement resolves all matters concerning his employment separation, including, without limitation, separation compensation. Executive shall not be entitled to any payments or benefits other than those provided for or referenced in this Agreement.
     10.     Assignment; Successors and Assigns, etc. The Company may assign its rights under this Agreement in the event that it shall effect a reorganization, consolidate with or merge into any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity. This Agreement shall inure to the benefit of and be binding upon Executive and the Company and each party’s respective successors, executors, administrators, heirs and permitted assigns.
     11.     Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. In the event that Executive defaults under this Agreement or the Executive Agreement, and the Company prevails in enforcing this Agreement or the Executive, Executive agrees that that Company is entitled to recover its costs, including reasonable attorney fees incurred in connection with any claim or cause of action arising under such default. Executive agrees that any and all payments or benefits under this Agreement will automatically terminate upon any actual or threatened (in the Company’s determination and upon written notice to Executive) violation of this Agreement or the Executive Agreement by Executive. Company agrees that if it does not prevail in any type of action it brings to enforce an alleged breach of this Agreement (including, but not limited to, Executive’s continuing obligations described in Paragraph 5 above) and Executive prevails, then Company shall be liable for, and shall reimburse Executive, for any and all reasonable attorney’s fees incurred by Executive in connection with the defense said action.
     12.     Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.
     13.     Notices. Except for the notice of revocation referenced in the Release, any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to Executive at the last address he has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the General Counsel. Delivery by overnight courier service shall be effective on the first business day after mailing. Delivery by registered or certified mail shall be effective three days after mailing. Delivery in person shall be effective upon delivery.
     14.     Amendment. This Agreement may be amended or modified only by a written instrument signed by Executive and by a duly authorized representative of the Company.
     15.     Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles of such Commonwealth. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.
     16.     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original. Such counterparts shall together constitute one and the same document.
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          IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

VIRTUSA CORPORATION
By:	/s/ Thomas R. Holler
Its:	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Danford F. Smith
{EMPLOYEE}

EXHIBIT A
General Release of Claims.
          I, Danford F. Smith , acknowledge that, pursuant to Section 23 of my April 5, 2007 Executive Agreement with Virtusa Corporation (the “Company”), I am required to execute a release of any and all legal claims in a form satisfactory to the Company as a condition of my eligibility for Termination Benefits under said Section 4(b) of the Executive Agreement. Accordingly, in consideration for such Termination Benefits (which are referenced in Section 3, and, if applicable, Section 4 of the August 28, 2008 Separation Agreement between me and the Company (the “Separation Agreement”)), to which I acknowledge I otherwise would not be entitled, I voluntarily release and forever discharge the Company, its affiliated and related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when I sign this Agreement, I have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees. This release includes, without limitation, all Claims:
•	relating to my employment by and separation of employment with the Company and any of its affiliated and related entities;
•	of wrongful discharge;
•	of breach of contract;
•	of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act);
•	under any other federal or state statute;
•	of defamation or other torts;
•	of violation of public policy;
•	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits; and
•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;
provided, however, that this release shall not affect my rights under the Separation Agreement, my rights under the Company’s Section 401(k) plan, any rights I may have to indemnification under the Company’s by-laws or Directors & Officers Liability policy, or any rights I may have solely in my capacity as a stockholder of the Company.
          I agree that I shall not accept damages of any nature, other equitable or legal remedies for my own benefit, attorney’s fees, or costs from any of the Releasees with respect to any Claim released hereby. As a material inducement to the Company to provide me with the Termination

Benefits under Section 3 and 4 (if applicable) under the Separation Agreement, I represent that I have not assigned to any third party any Claim released hereby.
          I have had the opportunity to consider this Release for twenty-one (21) days before signing it. If I have signed this Release within less than twenty-one (21) days of the date of its delivery to me, I acknowledge by signing this Release that such decision was entirely voluntary and that I had the opportunity to consider this Release for the entire twenty-one (21) day period. For the period of seven (7) days from the date when I sign this Release, I have the right to revoke this Release by written notice to the Company’s General Counsel, Virtusa Corporation, 2000 West Park Drive, Westborough, MA, 01581. For such a revocation to be effective, it must be delivered so that it is received by the General Counsel at or before the expiration of the seven (7) day revocation period. This Release shall not become effective or enforceable during the revocation period. This Release shall become effective on the first business day following the expiration of the revocation period.
          I understand that this Release is a legally binding document and my signature will commit me to its terms. I acknowledge that I have been advised by the Company to discuss all aspects of this Release with my attorney, that I have carefully read and fully understand all of the provisions of this Release and that I am knowingly and voluntarily signing this Release.
          In signing this Release, I am not relying upon any promises or representations made by anyone at or on behalf of the Company, other than the promises set forth in the Separation Agreement.
          You are advised to consult with an attorney before signing this Release.

{NAME}

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